ALLSIDES TECHNOLOGIES, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024
AND
DECEMBER 31, 2023

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
AllSides Technologies, Inc.
Denver, Colorado

Opinion

We have audited the financial statements of AllSides Technologies, Inc., which comprise the balance sheet as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of AllSides Technologies, Inc. as of December 31, 2024, and 2023, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of AllSides Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AllSides Technologies, Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of AllSides Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AllSides Technologies Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 17, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	77,992	$	35,992
Accounts Receivable		45,766		106,086
Prepaids and Other Current Assets		6,616		-
Total Current Assets		**130,374**		**142,079**
Intangible Assets, net		362,022		462,075
Total Assets	$	**492,396**	$	**604,154**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	33,008
Deferred Revenue		50,841		47,156
Credit Cards		32,144		13,112
Deferred Compensation		358,750		277,500
Note Payable, current portion		48,000		30,000
Other Current Liabilities		68,771		59,384
Total Current Liabilities		**558,506**		**460,159**
Line of Credit, Related Party		1,704,309		693,140
Simple Agreements For Future Equity		275,414		-
Note Payable		113,000		158,500
Total Liabilities		**2,651,229**		**1,311,799**
STOCKHOLDERS EQUITY				
Common Stock		20		20
Preferred Stock		10		10
Additional Paid in Capital		2,319,118		2,319,118
Accumulated Deficit		(4,477,982)		(3,026,794)
Total Stockholders' Equity		**(2,158,833)**		**(707,645)**
Total Liabilities and Stockholders' Equity	$	**492,396**	$	**604,154**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	564,369	$	492,771
Cost of Revenue		732,693		468,293
Gross (loss)/profit		**(168,324)**		**24,477**
Operating expenses				
General and Administrative		1,022,289		1,089,564
Sales and Marketing		108,150		21,391
Total operating expenses		**1,130,439**		**1,110,955**
Net Operating Loss		**(1,298,763)**		**(1,086,478)**
Interest Expense		(110,377)		(106,129)
Other Income/(Loss)		(42,048)		1,128
Loss before provision for income taxes		**(1,451,188)**		**(1,191,479)**
Benefit/(Provision) for income taxes		-		-
Net Loss	$	**(1,451,188)**	$	**(1,191,479)**

See accompanying notes to financial statements.

ALLSIDES TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Units		Preferred Units		Common Stock		Preferred Stock		Additional Paid	Accumulated	Total Shareholders'
(in , $US)	**Units**	**Amount**	**Units**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**In Capital**	**Deficit**	**Equity**
Balance—December 31, 2022	**100**	**$ 726,781**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ (1,835,315)**	**$ (1,108,534)**
Conversion of Debt	-	-	1	1,100,327	-	-	-	-	-	-	1,100,327
Conversion from LLC to C Corp	(100)	(726,781)	(1)	(1,100,327)	100,000	10	100,000	10	2,099,980	-	272,892
Common stock issuance	-	-	-	-	83,675	8	-	-	149,990	-	149,998
Issuance of shares to related party against services rendered	-	-	-	-	10,796	1	-	-	19,353	-	19,354
Conversion of Convertible Notes	-	-	-	-	3,676	0	-	-	55,130	-	55,130
Conversion of Deferred Compensation	-	-	-	-	1,854	0	-	-	29,665	-	29,665
Preferred Dividend Payment	-	-	-	-	-	-	-	-	(35,000)	-	(35,000)
Net loss	-	-	-	-	-	-	-	-	-	(1,191,479)	(1,191,479)
Balance—December 31, 2023	**-**	**$ -**	**-**	**$ -**	**200,001**	**$ 20**	**100,000**	**$ 10**	**$ 2,319,118**	**$ (3,026,794)**	**$ (707,645)**
Net loss	-	-	-	-	-	-	-	-	-	(1,451,188)	(1,451,188)
Balance—December 31, 2024	**-**	**$ -**	**-**	**$ -**	**200,001**	**$ 20**	**100,000**	**$ 10**	**$ 2,319,118**	**$ (4,477,982)**	**$ (2,158,833)**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,451,188)	$	(1,191,479)
Adjustments to reconcile net income to net cash used by operating activities:				
Amortization of Intangibles		100,054		100,054
SAFE fair value adjustment		34,103		-
Changes in operating assets and liabilities:				
Accounts Receivable		60,320		80,634
Prepaids and Other Current Assets		(6,616)		-
Accounts Payable		(33,008)		(48,175)
Deferred Revenue		3,685		3,443
Credit Cards		19,032		(4,162)
Deferred Compensation		81,250		(50,309)
Other Current Liabilities		9,391		72,998
Net cash used by operating activities		**(1,182,976)**		**(1,036,997)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible assets		-		(6,627)
Net cash used in investing activities		**-**		**(6,627)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of common stock		-		149,998
Shares Issued in lieu of services rendered by a related party		-		19,354
Payments for repurchased shares		-		(35,000)
Line of Credit Related Party, borrowings		1,011,165		693,145
SAFE borrowings		241,311		-
Note payable borrowings		-		188,500
Note payable repayment		(27,500)		-
Net cash provided by financing activities		**1,224,976**		**1,015,998**
Change in Cash		**42,000**		**(27,626)**
Cash—beginning of year		35,992		63,618
Cash—end of year	**$**	**77,992**	**$**	**35,992**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AllSides Technologies, Inc. ("the Company") was initially formed in California on April 29th, 2016, as a Limited Liability Company prior to its conversion to a Delaware Public Benefit Corporation on June 8th, 2023. The financial statements of AllSides Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The Company revitalizes the country's democratic society by providing balanced information to the public, cultivating respectful dialogue, combating misinformation, identifying bias and supporting media literacy and civics. The Company earns revenue from its services to consumers, businesses, nonprofits, schools, and other organizations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that the allowance for expected credit loss is not material to the financial statements.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Intangibles

Intangible assets include patents, trademarks, internally developed platform as well as other intellectual property and rights. Useful life as well as the details of the intangibles are disclosed in Note 3 of these financial statements.

Revenue Recognition

The Company recognizes revenue when it delivers services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company's streams of revenue, as well as the revenue recognition mechanism from each stream, are as follows:

Subscriptions and Online Products: Consumers purchase subscriptions to the Company's website and purchase online access to certain AllSides-branded products through its website. Payments for subscriptions are collected monthly or annually, and payments for products are collected at the time of purchase. The Company's performance obligation in relation to the subscriptions is the maintenance of an acceptable level of software uptime for users over the subscription period, which can last on a monthly or annual basis, and revenue is recognized over the life of the subscription as performance obligations become satisfied. The Company's performance obligation in relation to the AllSides-branded products is the provision of balanced content curated with transparent methods on a reliable platform. Revenue is recognized at the point of sale when online access is granted, at which point the performance obligation becomes satisfied.

Other B2B services: Businesses can purchase bias auditing services, news widgets, hosted dialogue events, speaking services, and licenses to AllSides-branded services and products. Once a contract is negotiated regarding any of these services, 50% of the payment is collected upfront when the work begins, and the remaining 50% upon completion. Licensing fees are collected upfront in full. The Company's performance obligation is the completion of the agreed-upon services, and revenue is recognized when the terms of the contract agreements are satisfied.

Cost of Revenue

Cost of Revenue includes hosting fees, software costs, and other directly attributable costs incurred to generate revenues.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $108,150 and $21,391, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3.   INTANGIBLE ASSETS

Intangible assets with Indefinite and Definite Life consist of the following:

As of Year Ended December 31,	2024	2023
Trademarks	46,422	46,422
Other IP	206,738	206,738
Intangible Asssets, at cost	**253,160**	**253,160**

As of Year Ended December 31,	2024		2023
Patents	47,078	$	47,078
AllSide Platform	474,470		474,470
Intangible Asssets, at cost	**521,548**		**521,548**
Accumulated Amortization	(412,686)		(312,633)
Intangible Assets, net	**108,862**		**208,915**

Amortization expense for the years ended December 31, 2024, and 2023 was $100,054 and $100,054, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 89,249
2026	2,615
2027	2,615
2028	2,615
2029	2,615
Thereafter	9,153
Total	$ 108,862

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

In 2022, the Company was a single-member LLC with one class of ownership interest in the form of Common Units. Profits and losses were allocated to the sole member in accordance with the Operating Agreement. The Company had authorized 100 Common Units, all of which were issued and outstanding as of December 31, 2022 (please see "Basis of Presentation" note for further information regarding their initial issuance).

In 2023, the Company authorized an additional class of Preferred Units. In May 2023, the Company issued 1 Preferred Unit to its sole member in exchange for the cancellation of debt owed to the CEO (please see "Note 3" regarding this loan cancellation agreement).

In May 2023, the Company adopted a Plan of Conversion outlining the Company's reorganization into a public benefit corporation. Upon the Company's effective incorporation date of June 8th, 2023, each issued and outstanding Common Unit converted into 1,000 shares of Common Stock, and each issued and outstanding Preferred Unit converted into 100,000 shares of Preferred Stock. The existence of the Company continued as the new corporation, and the new corporation continued to possess all of the Company's assets, liabilities, rights, powers, and obligations. Upon incorporation, a total of 100 Common Units were converted into 100,000 shares of Common Stock, and 1 Preferred Unit was converted into 100,000 shares of Preferred Stock. Furthermore, the Company's accrued interest balance upon the Predecessor's original debt obligations increased to $272,892 and has been forgiven in full in exchange for its conversion into an additional capital contribution.

On June 8th, 2023, the Company converted into a Delaware Public Benefit Corporation under the name of AllSides Technologies, Inc. The Company has authorized 300,000 shares of Common Stock with a par value of $0.0001 per share, and 100,000 shares of Preferred Stock with a par value of $0.0001 per share. A total of 200,001 shares of Common Stock and 100,000 shares of Preferred Stock were issued and outstanding as of December 31, 2024, and December 31, 2023.

5.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The details of the Company's loans, notes, and terms are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
John Gable LOC	$ 1,700,000	BSBY Daily Floating Rate + 1.5%	06/01/2023	06/01/2028	$ -	$ 1,683,500	$ 1,704,309	$ -	$ 675,000	$ 693,140
Stefany Bond	$ 199,000	Bloomberg Short-Term BankYield Index + 1.5%,	06/01/2023	12.31.2027	48,000	113,000	161,000	30,000	158,500	188,500
Total					$ 48,000	$ 1,796,500	$ 1,865,309	$ 30,000	$ 833,500	$ 881,640

The analysis of the future payments by year is as follows:

As of December 31,	2024
2025	$ 48,000
2026	48,000
2027	48,000
2028	48,000
2029	1,048,000
Thereafter	625,309
Total	$ 1,865,309

Simple Agreements for Future Equity (SAFE)

During the year, the Company issued $241,311 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE"). SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) a cash payment equal to 15% of the Purchase Amount (subject to the following paragraph) (the "Cash Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount multiplied by the Discount Rate divided by the

Liquidity Price (rounded down to the nearest whole share) (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable law. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

As of December 31, 2023, the aggregate maturities of long-term borrowings are as follows:

					As of December 31,	
Description	**Borrowing Period**	**Valuation Cap**	**Principal Amount**	**Discount**	**2024**	**2023**
SAFE - 2024	2024	$ 15,000,000	$ 241,311	15%	$ 241,311	$ -
Fair Value in Excess of Stated Value of Derivative Instrument					34,103	-
Total SAFE(s)					**$ 275,414**	**$ -**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	**2024**	**2023**
Net Operating Loss	$ (304,749)	$ (141,335)
Valuation Allowance	304,749	141,335
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	**2024**	**2023**
Net Operating Loss	$ (690,752)	$ (386,002)
Valuation Allowance	690,752	386,002
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,289,293, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,289,293. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

In April 2016, the Company entered into an unsecured loan agreement with its CEO whereby the CEO agreed to advance at most $500,000 for the purposes of funding operating activities. Interest was payable monthly upon any unpaid principal balance at a rate of 10.00%. In February 2020, the Company and its CEO agreed to amend this loan agreement whereby the CEO will advance at most $1,000,000 and interest will be payable monthly upon any unpaid principal balance at a rate equal to the greater of the Bloomberg Short-Term Bank Yield Index for the applicable month, plus (i) 3.75% or (ii) 3.50%. The principal balance and any unpaid accrued interest were due upon demand of the holder. The total ending balance of this loan, including principal and accrued interest, was $955,077 as of December 31, 2022. In May 2023, prior to its conversion, the Company entered into a Loan Cancellation Agreement with its CEO and sole member ("the CEO"). As of the date of this agreement, the CEO had loaned the Company a total of $1,100,327 which both parties agreed to cancel in exchange for the issuance of 1 Preferred Unit to the CEO, resulting in no outstanding debt balance as of December 31, 2023 (please see "Note 6" regarding this Preferred Unit's subsequent conversion into shares of Preferred Stock).

In June 2023, following its conversion, the Company received an unsecured line of credit from its CEO whereby the CEO agreed to advance at most $1,000,000, accruing interest compounded monthly equal to the sum of the Bloomberg Short-Term Bank Yield Index for the applicable month, plus 1.50%. This line of credit requires no minimum monthly payments and has a maturity date in June 2028. As of December 31, 2023, this line of credit's total ending principal balance has increased to $693,140 due to the accrued interest of $17,860 being added to the initial principal advances of $675,000. In September 2024, the line of credit increased to $1,700,000. On January 1, 2025, the line of credit increased to $2,500,000.

Throughout 2023 and 2022, an immediate family member of the Company's CEO continued to provide content-editing services in exchange for no compensation. In October 2023, the Company issued this individual 10,796 shares of Common Stock for the work previously provided since 2016.

Throughout 2024 and 2023, the Company deferred compensation to its CEO in the total amount of $358,750. This payable accrues no interest, is due upon demand, and had a total ending balance of $358,750 and $277,500 as of December 31, 2024, and 2023, respectively.

During 2024, the Company collaborated with Living Room Conversations, a related party due to common directorship, wherein the Company and the related party hosted a joint speech, and the earned revenue was split between them on a 50:50 proportion basis. The Company's portion of the revenue amounted to $2,500 for the year ended December 31, 2024.

During 2024, the Company collaborated with Mediators Foundation, a related party due to common ownership and directorship, wherein the Company is collaborating to develop the "Mismatch Platform". Total revenue earned from Mediators Foundation for the period ending December 31, 2024, was $34,560, and the receivable balance as of December 31, 2024, was $48,925 and the same has been reserved with a loss allowance.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, the Company is defending a copyright lawsuit wherein the Plaintiff alleged that the Company's website infringed certain photographs. The Company has tentatively negotiated a settlement with the Plaintiff for $9,000, and the same has been accrued in the balance sheet.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 17, 2025, which is the date the financial statements were available to be issued.

In January 2025, subsequent to year-end, the Company negotiated an increase in the line of credit with the CEO increasing the draw-down limit from $1,700,000 to $2,500,000.

The Company has a crowdfunding campaign live with WeFunder as its registered crowdfunding platform. The Company is issuing Simple Agreements for Future Equity with a Valuation CAP of $33 million. As of April 17, 2025, the date these financial statements were available to be issued, the Company has $108,000 committed under the offering.

The Company entered into a year long contract with a reputable media company for the Company's new flagship platform "Bias Checker". The Company was developing this platform throughout 2024 and had the Beta-product completed and delivered near the end of 2024.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,298,763, an accumulated deficit of $4,477,982, and liquid assets in cash of $77,992, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.